UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C.

 . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                   .
        In the Matter of                           .
                                                   .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No. 70-5015                              .
     ________________                              . CERTIFICATE
                                                   . PURSUANT TO
     In the Matter of                              . RULE 24
                                                   .
SYSTEM FUELS, INC.                                 .
SYSTEM ENERGY RESOURCES, INC.                      .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No.  70-5889                             .
     File No.  70-7574                             .
     File No.  70-7668                             .
     ________________                              .
                                                   .
     In the Matter of                              .
                                                   .
SYSTEM FUELS, INC.                                 .
ENTERGY CORPORATION                                .
                                                   .
     File No.  70-8331                             .
                                                   .
     (Public Utility Holding Company Act of 1935)  .
 . . . . . . . . . . . . . . . . . . . . . . . . . .

Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s) referenced above, this is to certify that the following transactions were carried out and borrowings made, during the quarter ended March 31, 1997, pursuant to System Fuels, Inc.'s
(SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, indicated below:

70-5015 December 17, 1971 ..................................   I
70-5889 April 28, 1978 .....................................   I
70-7574 January 31, 1989 ...................................  II
70-7668 September 27, 1989 ................................. III
70-8331 March 16, 1994 .....................................  IV

I. File No. 70-5015 and File No. 70-5889 - 1997 Fuel Supply
   Programs

  Expenditures for SFI's fuel program for 1997 during the 1st quarter and year to date are indicated below:

                                                          Net Expenditures
                                                           During    Year
                                                          1st Qtr  To Date
                                                              (In Thousands)

   1997 Fuel Supply Program:
     1.  Gas and Oil Development and Production .........$    (16)   $   (16)
     2.  Nuclear Fuel Procurement .......................   5,590      5,590
     3.  Fuel Oil Program ...............................  (7,852)    (7,852)
                                                         --------    -------
   Total Expenditures ...................................  (2,278)    (2,278)
                                                         --------    -------

  Less funds derived through amortization and
       depreciation charges:
     Amortization of Gas and Oil Development and
       Production Costs .................................       -          -
     Depreciation and other amortization ................    (107)      (107)
                                                         --------    -------
  Total depreciation and amortization ...................    (107)      (107)
                                                         --------    -------
  Net Expenditures ......................................  (2,385)    (2,385)

  (Increase) decrease in:
     Outside financing ..................................       -          -
     System Money Pool borrowings .......................  12,484     12,484
                                                         --------    -------
  Total (increase) decrease in borrowings ...............  12,484     12,484
                                                         --------    -------
  Increase (decrease) in working capital                 $(10,099)  $(10,099)
                                                         ========   ========

  1. Gas and Oil Development and Production
                                                           Net Expenditures
                                                            During     Year
                                                           1st Qtr   To Date
                                                            (In Thousands)

     Gas and Oil Development and Production ............. $   - _   $   - _
                                                          ========  =======


     Effective July 1, 1996, SFI sold its interest in the properties associated with its Gas and Oil Development and Production Program (the "program").


                  During this quarter, SFI had insignificant expenditures relative to the continuing shutdown of this operation. As previously reported, SFI distributed $3.5 million of the accumulated net proceeds to its parent companies, on December 31, 1996. The remaining accumulated proceeds of approximately $300,000 are being retained by SFI to cover continuing shut down expenses to be completed in 1997. Following completion of this work, any remaining proceeds, or costs, will be distributed to the parent companies.

                 Calculation of the net expenditures (proceeds) from the continuing shutdown activities of the Program, is:

                                                          Net Expenditures
                                                           During     Year
                                                         1st  Qtr   To Date
                                                          (In Thousands)
       Sales to non-System parties:
        Natural gas ..................................    $   -    $     -
        Condensate ...................................        -          -
        Crude oil ....................................        -          -
                                                        -------    -------
         Total  ......................................        -          -
        Miscellaneous income(including sale of assets).   8,137      8,137
                                                        -------    -------
        Total .........................................   8,137      8,137

        General and administrative expense ............    (551)      (551)
        Operating expense .............................    (556)      (556)
         Interest  expense  ............................      -          -
        Amortization adjustment                          (7,020)    (7,020)
                                                        -------    -------
        Net proceeds .................................  $     0    $     0
                                                        =======    =======

2.  Nuclear Fuel Procurement (See Item III)

                                                           Net Expenditures
                                                           During     Year
                                                         1st  Qtr     To Date
                                                              (In Thousands)

  Nuclear Fuel Procurement ........................... $    5,590    $ 5,590
                                                       ==========    =======

                                                           Net Expenditures
                                                           During      Year
                                                         1st  Qtr    To Date
                                                              (In Thousands)

   Activities during the period:
     Expenditures for nuclear materials and processing
         services .................................... $    4,611   $  4,611
      General and administrative expense ..............       130        130
     Interest expense ................................        849        849
                                                       ----------   --------
      Total ...........................................     5,590      5,590
     Sales of nuclear materials and processing         ----------   --------
         services to System companies .................         0          0
                                                       ----------   --------
    Net  effect on inventory ........................... $  5,590   $  5,590
                                                       ==========   ========

  During the 1st quarter of 1997, SFI's purchases of nuclear materials and services totaled $5.6 million. No new contracts for nuclear materials and services were entered into during this period.

  During this reporting period, SFI had no sales of nuclear materials and services.



3. Fuel Oil Program (See Item II)

                                                              Net Expenditures
                                                           During     Year
                                                         1st  Qtr    To Date
                                                              (In Thousands)

   Fuel  Oil Inventory ................................. $(7,852)    $(7,852)
                                                         =======     =======
   a) Fuel Oil Inventory:

                                                                        Book
        Inventory as of:                                   Barrels     Value
                                                              (In Thousands)

         March 31, 1997 .   ...........................     1,255     $ 26,319
         December 31, 1996.............................     1,657     $ 34,171
         September 30, 1996 ...........................     1,008     $ 20,761
         June  30, 1996 ................................    1,038     $ 20,898
         March 31, 1996 ...............................       949     $ 19,764


                                                            During 1st Qtr.
                                                          Barrels      Cost

     Sales price per barrel to System companies excluding period cost:

            #2 Fuel Oil ...............................    33,808    $  27.16
            #6 Fuel Oil ............................... 1,413,156    $  18.24


SFI has a fuel oil contract with Marathon Oil Company dated April 15, 1982 that was originally scheduled to terminate on December 31, 1996. On January 1, 1994 Marathon breached the contract by refusing to deliver product and on December 29, 1994 SFI filed suit against Marathon in federal court in New Orleans, Louisiana. During the first quarter 1996, SFI and Marathon reached a negotiated settlement to the dispute, and Marathon resumed delivery. However, a different grade of fuel oil was substituted for the fuel oil originally required to be delivered under the contract. Deliveries of the substitute fuel oil began on March 1, 1996 and will continue through February 28, 1999.

During the first quarter 1997, SFI purchased 1,165,882 barrels of Bunker Grade oil from Marathon, and sold this product to a third party for approximately $17.7 million.

4.     Other Items:

      a) As of March 31, 1997, SFI's outstanding debt and Parent Companies investment consisted of:
                                                      (In Thousands)
          Parent Companies:
             Common stock .............................. $     20
             Notes payable .............................   34,000
                                                         --------
                Total ..................................   34,020
          System Money Pool ............................   43,954
          Banks ........................................        0
                                                         --------
          Total ........................................ $ 77,974
                                                         ========

      b) As of January 1, 1987, SFI's employees were transferred to Entergy Services, Inc. (Entergy Services). Entergy Services bills SFI for labor associated with the operation of continuing activities for SFI and other services provided to SFI (financial, legal, administrative, and other activities). For the 1st quarter of 1997, SFI was billed by Entergy Services for the following amounts:

                                                                     Total
                                                                     During
                                         Jan        Feb       Mar    1st Qtr
     Cost of services charged to
     Service Requests established
     to track cost of functions
     previously performed by SFI
     personnel:

        Direct Cost:
           Labor and related cost  $ 10,845 $   6,351  $  6,371      $ 22,567
           Other direct cost .....      446     1,101      (603)          944
        Indirect cost ............      804     1,386       910         3,100
                                   ------------------------------------------
              Total ..............   12,095     8,838     5,678        26,611
                                   ------------------------------------------

     Cost of services charged to
     Service Requests not related
     to transfer of SFI personnel:  111,307   103,384   145,066       359,757
                                   ------------------------------------------

     Total cost of services
     performed by Entergy
     Services .................... $123,402  $112,222 $ 150,744      $386,368
                                   ==========================================
     Amounts billed to Operating
     Companies for the Fuel Oil
     Program * ................... $118,867  $ 69,563 $  82,235      $270,665


     Charged to Nuclear Fuel
     Procurement .................    4,535    42,659    68,509       115,703
                                   ------------------------------------------


        Total .................... $123,402  $112,222 $ 150,744      $386,368
                                   ==========================================

    * Charged to the Fuel Oil Program as a component of period costs. For the 1st quarter of 1996 Fuel Oil Program period costs were allocated 8% to ENTERGY ARKANSAS, INC., 56% to ENTERGY LOUISIANA, INC., 26% to ENTERGY MISSISSIPPI, INC., and 10% to ENTERGY NEW ORLEANS, INC.

       c) As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.

SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production shut down, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.


II.  File No 70-7574 Bank of America Agreement

     This financing agreement expired January 31, 1996.


III. File No 70-7668 Yasuda Trust and Banking Co., Ltd. Agreement
     (Yasuda)

      As indicated in the previous filing pursuant to the SEC order dated November 27, 1996, (Release No. 35-26617) in File No.
70-8899, activity pertaining to this loan agreement will be reported by Entergy Services, Inc. under File No. 70-8899.


IV. File No 70-8331 Entergy Corporation Revolving Credit
    Agreement (Entergy)

      As indicated in the previous filing pursuant to the SEC order dated November 26, 1996, (Release No. 35-26617) in File No.
70-8899, activity pertaining to this loan agreement will be reported by Entergy Services, Inc. under File No. 70-8899.


      IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 1st of May, 1997.



                           ENTERGY ARKANSAS, INC.
                           ENTERGY LOUISIANA, INC.
                           ENTERGY MISSISSIPPI, INC.
                           ENTERGY NEW ORLEANS, INC.
                           SYSTEM ENERGY RESOURCES, INC.
                           ENTERGY CORPORATION



                           BY:   /s/William J. Regan
                                    William J. Regan
                                     Vice President
                                     and Treasurer


                           SYSTEM FUELS, INC.



                           BY:   /s/William J. Regan
                                    William J. Regan
                                  Vice President, Treasurer
                                  and Assistant Secretary